Exhibit 99.2

Heritage Commerce Corp Declares Quarterly Cash Dividend of $0.04 Per Share

San Jose, California – April 24, 2014 – **Heritage Commerce Corp (Nasdaq:HTBK),** today announced that its Board of Directors declared a quarterly cash dividend of $0.04 per share to holders of common stock and Series C Preferred Stock (on an as converted basis). The dividend will be payable on May 28, 2014, to shareholders of record on May 7, 2014.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Danville, Fremont, Gilroy, Los Altos, Los Gatos, Morgan Hill, Pleasanton, Sunnyvale, and Walnut Creek. Heritage Bank of Commerce is an SBA Preferred Lender with an additional Loan Production Office in Lincoln, California. For more information, please visit www.heritagecommercecorp.com.

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